Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 17, 2011, with respect to the consolidated balance sheets of DPL Inc. and its subsidiaries (DPL) as of December 31, 2010 and 2009, and the related consolidated statements of results of operations, shareholders’ equity and cash flows and the “Schedule II – Valuation and Qualifying Accounts” for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Philadelphia, Pennsylvania
March 27, 2012